December 13, 2019

FILED VIA EDGAR

Securities and Exchange Commission

Filing Desk

100 F Street, NE

Washington, DC 20549

Re:	Axonic Funds

Registration Statement on Form N-1A

File Nos. 333-234244, 811-23483

Ladies and Gentlemen:

At the request of Mr. Ryan Sutcliffe of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission as correspondence on behalf of our client, Axonic Funds (the “Trust”). This letter is in response to Mr. Sutcliffe’s letter of November 15, 2019 in connection with the review of the Trust’s registration statement (the “Registration Statement”) on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”) filed on October 17, 2019 on behalf of the Axonic Strategic Income Fund (the “Fund”). Set forth below are Mr. Sutcliffe’s comments and the Trust’s responses thereto. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Page 2 – Principal Investment Strategies

1.	The Fund states, “In pursuing its investment objective, the Fund invests primarily in income-producing instruments.” Please explain what “primarily” means in this context (e.g., a specified percentage).

RESPONSE: The Fund uses “primarily” because, under normal circumstances, it will invest at least 60% of its net assets in income-producing instruments.

Page 4 – Principal Risks

2.	The Fund plans to invest in floating rate securities. Please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If you believe it is not, please explain to us why. Otherwise, please describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR.

RESPONSE: The Fund has added the following as a principal risk on page 5 of the Prospectus immediately following “Equity Securities Risk”:

LIBOR Risk. The terms of many investments, financings or other transactions to which the Fund may be a party have been historically tied to the London Interbank Offered Rate, or “LIBOR.” LIBOR may be a significant factor in determining the Fund’s payment obligations under a derivative investment, the cost of financing to the Fund or an investment’s value or return to the Fund, and may be used in other ways that affect the Fund’s investment performance. In July 2017, the head of the United Kingdom Financial Conduct Authority announced the intention to phase out the use of LIBOR by the end of 2021. The transition away from LIBOR may lead to increased volatility and illiquidity in markets for instruments whose terms currently include LIBOR, especially for those instruments that do not provide for an alternative rate in the event that LIBOR ceases to be published. It could also lead to a reduction in the value of some LIBOR-based investments and reduce the effectiveness of new hedges placed against existing LIBOR-based investments. All of the aforementioned may adversely affect the Fund’s performance or NAV.

In addition, the Fund has added the following on page 20 of the Prospectus immediately following “Equity Securities Risk”:

LIBOR Risk. LIBOR is used extensively in the U.S. and globally as a “benchmark” or “reference rate” for various commercial and financial contracts, including corporate and municipal bonds, bank loans, asset-backed and mortgage-related securities, interest rate swaps and other derivatives. For example, debt securities in which the Fund invests may pay interest at floating rates based on LIBOR or may be subject to interest caps or floors based on LIBOR. Derivative investments made by the Fund may also reference LIBOR. In addition, issuers of instruments in which the Fund invests may obtain financing at floating rates based on LIBOR, and the Fund may use leverage or borrowings based on LIBOR. In July 2017, the head of the United Kingdom Financial Conduct Authority announced the intention to phase out the use of LIBOR by the end of 2021. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement reference rate. Abandonment of or modifications to LIBOR could have adverse impacts on newly issued financial instruments and existing financial instruments that reference LIBOR. Various financial industry groups have begun planning for the transition away from the use of LIBOR, but there are obstacles to converting certain securities and transactions to a new benchmark. Transition planning is at an early stage, and neither the effect of the transition process nor its ultimate success can yet be known. The transition process might lead to increased volatility and illiquidity in markets for instruments whose terms currently include LIBOR. It could also lead to a reduction in the value of some LIBOR-based investments and reduce the effectiveness of new hedges placed against existing LIBOR-based investments. While some LIBOR-based instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate-setting methodology and/or increased costs for certain LIBOR-related instruments or financing transactions, not all may have such provisions and there may be significant uncertainty regarding the effectiveness of any such alternative methodologies, resulting in prolonged adverse market conditions for the Fund. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the end of 2021. There also remains uncertainty and risk regarding the willingness and ability of issuers to include enhanced provisions in new and existing contracts or instruments. All of the aforementioned may adversely affect the Fund’s performance or NAV.

3.	It is unclear whether the floating rate securities referenced above will include Tender Option Bonds. If the Fund will invest to a significant extent in Tender Option Bonds, please include risk disclosure relating to such instruments.

RESPONSE: The Fund confirms that investment in Tender Option Bonds is not expected to be a part of its principal investment strategy.

Page 7 – Management of the Fund

4.	Regarding the portfolio management team’s length of service to the Fund, please revise to provide the specific date that each person commenced with managing the Fund.

RESPONSE: The Fund has revised the information under the “Length of Service to the Fund” column for each portfolio manager to read as follows (additional language underlined): “Since Inception (December 2019)”.

Page 9 – Additional Information about the Fund’s Investment Objectives, Investment Strategies and Risks

5.	The Fund does not clearly state its investment objective in this section. Item 9(a) states, “State the Fund’s investment objectives and, if applicable, state that those objectives may be changed without shareholder approval.” Please state the Fund’s investment objectives in accordance with Item 9(a).

RESPONSE: The Fund respectfully notes that, pursuant to Instruction 3(a) to Form N-1A “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” However, the Fund has added the following additional disclosure immediately prior to the “Changes to Investment Objectives” paragraph on page 9:

“Investment Objective. The investment objective of the Fund is to seek to maximize total return, through a combination of current income and capital appreciation.”

Page 18 – Distressed Investments; Non-Performing Loans; REO Risks

6.	Pursuant to the use of “plain English” principles required under Rule 421(d) of the Securities Act, provide a plain English definition of “REO” contemporaneously with its use, and explain its associated risks as appropriate.

RESPONSE: The Trust reviewed the usage of the term “REO” in the Prospectus and considered the Staff’s comment. The Trust has determined that the reference to “REO” in the risk factor title on page 18 of the Prospectus was the only reference to the term in the Prospectus and was an inadvertent error. Accordingly, the reference has been deleted, such that the title of the risk factor now reads: “Distressed Investments and Non-Performing Loans Risks”.

Page 23 – Portfolio Turnover Risks

7.	The Fund states, “The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year.” The Fund also discusses the risks associated with a high turnover rate. Please consider whether high portfolio turnover is an Item 4 principal risk, and if it is, revise Item 4 to include an appropriate disclosure.

RESPONSE: The Fund has added the following risk factor to the Item 4 principal risks, after “General Market Risk” on page 7 of the Prospectus:

“Portfolio Turnover Risks. The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. The portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. Portfolio turnover generally involves a number of direct and indirect costs and expenses to the Fund, including, for example, brokerage commissions, dealer mark-ups and bid/ask spreads, and transaction costs on the sale of securities and reinvestment in other securities, and may result in the realization of taxable capital gains (including short-term capital gains, which are generally taxable to shareholders subject to tax at ordinary income rates).”

Page 28 – Other Investment Companies Risks

8.	The Fund may invest in ETFs, but the risks of investing in ETFs are not fully disclosed. Accordingly, we ask that you please disclose the following:

a.	If securities underlying an ETF are traded outside of a collateralized settlement system, that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares. In addition, please note that this could in turn lead to difference between the market price of the ETF’s shares and the underlying value of those shares.

b.	Where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

c.	In stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

d.	Purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause an ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

RESPONSE: The Fund has revised the Other Investment Companies Risks on page 28 of the Prospectus as follows (additional language has been underlined, deleted language has been struck through):

“Other Investment Companies Risks. To the extent the Fund invests in other investment companies that invest in fixed-income securities, risks associated with investments in other investment companies will include fixed-income securities risks. In addition to the brokerage costs associated with the Fund’s purchase and sale of the underlying securities, ETFs and mutual funds incur fees that are separate from those of the Fund. As a result, the Fund’s shareholders will indirectly bear a proportionate share of the operating expenses of the ETFs and mutual funds, in addition to Fund expenses. Because the Fund is not required to hold shares of underlying funds for any minimum period, it may be subject to, and may have to pay, short-term redemption fees imposed by the underlying funds. ETFs are subject to additional risks such as the fact that the market price of its shares may trade above or below its NAV or an active market may not develop. The Fund has no control over the investments and related risks taken by the underlying funds in which it invests. The 1940 Act and the rules and regulations adopted under that statute impose conditions on investment companies which invest in other investment companies, and as a result, the Fund is generally restricted on the amount of shares of another investment company to shares amounting to no more than 3% of the outstanding voting shares of such other investment company.

In addition to risks generally associated with investments in investment company securities, ETFs are subject to ~~the following~~ risks that do not apply to traditional mutual funds. One such risk is the risk that the market price of an ETF’s shares may be above or below its NAV. For example, where all or a portion of an ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. Additionally, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Either of these can result in differences between the market price of the ETF’s shares and the underlying value of those shares. Furthermore, if securities underlying an ETF are traded outside of a collateralized settlement system, there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). To the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares. This could in turn lead to difference between the market price of the ETF’s shares and the Fund’s NAV.

Other risks of ETFs that do not apply to traditional mutual funds include the risk that: (i) an active trading market for an ETF’s shares may not develop or be maintained; (ii) the ETF may employ an investment strategy that utilizes high leverage ratios; (iii) trading of an ETF’s shares may be halted if the listing exchange’s officials deem such action appropriate; and (iv) underlying ETF shares may be de-listed from the exchange or the activation of market-wide “circuit breakers” (which are tied to large decreases in stock prices) may temporarily stop stock trading. In addition, purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause an ETF to incur certain costs. These costs could include brokerage costs or taxable gains or losses that the ETF might not have incurred if it had made redemption in-kind. These costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.”

Page 46 – Non-U.S. Shareholders

9.	The Fund states, “Subject to certain exceptions, distributions by the Fund to non-U.S. shareholders properly reported by the Fund as: (1) capital gain dividends; (2) short-term capital gain dividends; (3) interest-related dividends (including ; and (4) exempt-interest dividends, generally are not subject to withholding of U.S. federal income tax (though exempt interest dividends may be subject to backup withholding).” Please revise (3) to complete the parenthetical.

RESPONSE: The inclusion of the incomplete parenthetical was an inadvertent error and the disclosure has been revised as follows to remove the incomplete parenthetical (deleted language has been struck through):

“Subject to certain exceptions, distributions by the Fund to non-U.S. shareholders properly reported by the Fund as: (1) capital gain dividends; (2) short-term capital gain dividends; (3) interest-related dividends ~~(including~~ ; and (4) exempt-interest dividends, generally are not subject to withholding of U.S. federal income tax (though exempt interest dividends may be subject to backup withholding).”

Statement of Additional Information

Page 23 – General Obligation Bonds

10.	Pursuant to the use of “plain English” principles required under Rule 421(d) of the Securities Act, provide a plain English definition of “ad valorem” contemporaneously with its use.

RESPONSE: The Fund has revised the General Obligation Bonds disclosure on page 23 as follows (added language has been underlined):

“General Obligation Bonds. General obligation bonds are backed by the issuer’s full faith and credit and taxing authority for the payment of principal and interest. The taxing authority of any governmental entity may be limited, however, by provisions of its state constitution or laws, and an entity’s creditworthiness will depend on many factors, including potential erosion of its tax base due to population declines, natural disasters, declines in the state’s industrial base or inability to attract new industries, economic limits on the ability to tax without eroding the tax base, state legislative proposals or voter initiatives to limit ad valorem real property taxes (i.e., taxes based on the value of real property) and the extent to which the entity relies on Federal or state aid, access to capital markets or other factors beyond the state’s or entity’s control. Accordingly, the capacity of the issuer of a general obligation bond as to the timely payment of interest and the repayment of principal when due is affected by the issuer’s maintenance of its tax base.”

Page 35 – Trustees and Officers

11.	The Fund notes that Clayton DeGiacinto has held a directorship during the past five years with Axonic Alternative Income Fund, but notes that only one fund is overseen in the complex. Page 36 notes that the current fund is the only fund in the complex. Item 17(b)(2) states, “The term ‘fund complex’ means two or more registered investment companies that: . . . Have a common investment adviser or have an investment adviser that is an affiliated person of the investment adviser of any of the other registered investment companies.” Axonic Alternative Income Fund is also advised by Axonic Capital LLC. Please revise the Fund’s disclosures to follow Item 17(b)(2).

RESPONSE: The Fund confirms that the Trustees and Officers table on page 35 of the Prospectus has been revised to reflect that Mr. DeGiacinto oversees two funds in the Fund Complex and that the Footnote explaining what funds comprise the Fund Complex has been revised as follows (additional language has been underlined):

“* The Fund Complex consists of the Fund and the Axonic Alternative Income Fund, a registered closed-end interval fund for which Axonic Capital LLC also serves as the investment adviser.”

Page 39 – Control Persons and Principal Holders of Voting Securities

12.	The Fund notes with regard to control persons and principal holders of voting securities that there are no shares outstanding. Where appropriate, please also disclose management ownership pursuant to Item 18(c).

RESPONSE: The Fund has revised the “Control Persons and Principal Holders of Voting Securities” paragraph on page 39 of the Prospectus as follows (additional language underlined):

“CONTROL PERSONS AND PRINCIPAL HOLDERS OF VOTING SECURITIES. As of 30 days prior to the date of this SAI, the Fund had no shares outstanding. As of 30 days prior to the date of this SAI, the officers and Directors of the Fund did not own any shares of the Fund, since the Fund had no shares outstanding.”

Page 44 – Reduced Sales Charges – Class A Shares

13.	For the paragraph titled, “Purchases by Related Parties,” please provide clarification as the description does not appear to match with the title.

RESPONSE: The Fund has determined not to offer Class A shares at this time, accordingly all references to Class A Shares have been removed from the registration statement, including the “Purchases by Related Parties” paragraph.

14.	For the paragraph titled, “Purchases by Related Parties,” pursuant to Item 23, Instruction 3, “Explain the reasons for any difference in the price at which securities are offered generally to the public, and the prices at which securities are offered for any class of transactions or to any class of individuals.”

RESPONSE: The Fund has determined not to offer Class A shares at this time, accordingly all references to Class A Shares have been removed from the registration statement, including the “Purchases by Related Parties” paragraph.

Page 46 – Distribution Plans

15.	Under Item 19(g)(2), please clarify whether the plan reimburses the distributor only for expenses incurred or compensates the distributor regardless of its expenses.

RESPONSE: The Fund will not have a 12b-1 plan because it has determined not to offer Class A shares, or any other classes of shares charging 12b-1 fees.

Part C

Page C-1 – Item 28 Exhibits

16.	Pursuant to section 14(a) of the 1940 Act, new funds are required to be seeded with at least $100,000 of initial capital. Is a party other than the Fund’s sponsor or one of its affiliates providing the Fund’s initial (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe their relationship with the Fund.

RESPONSE: The Fund confirms that the Fund’s sponsor, Axonic Capital LLC, will be providing the Fund’s seed capital.

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner
Jeffrey T. Skinner